# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JUL 01 2002
154

# FORM 11-K

## ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


02040970

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 1-13397

A. Corn Products International, Inc. Retirement Savings Plan For Hourly Employees
(Full title of the plan)

B. Corn Products International, Inc., 6500 South Archer Avenue, Bedford Park, Illinois 60501
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



## REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

(1) Consent of Independent Auditors.
(2) Independent Auditors' Report.
(3) Audited Statement of Net Assets Available for Plan Benefits as of December 31, 2001 and December 31, 2000.
(4) Audited Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2001.
(5) Notes to Plan Financial Statements.
(6) Supplemental Schedules

## SIGNATURES

*The Plan*. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**Corn Products International, Inc.**
**Retirement Savings Plan for Hourly Employees**

Date: June 28, 2002

By: 

Name: John Surowiec
Title: Plan Administrator

# CORN PRODUCTS INTERNATIONAL, INC.
# RETIREMENT SAVINGS PLAN
# FOR HOURLY EMPLOYEES

Financial Statements and Supplemental Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

**Table of Contents**



303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report**

The Pension Committee
Corn Products International, Inc.
Retirement Savings Plan For Hourly Employees

We have audited the accompanying statement of net assets available for benefits of Corn Products International, Inc. Retirement Savings Plan for Hourly Employees (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits of the Plan for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of changes in net assets available for benefits by fund is presented for the purpose of additional analyses and is not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 3, 2002



Corn Products International, Inc.
Retirement Savings Plan for Hourly Employees

## Statement of Net Assets Available for Benefits
***December 31, 2001***

| | PARTICIPANT DIRECTED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | FIDELITY MAGELLAN FUND | FIDELITY CONTRAFUND | FIDELITY GROWTH & INCOME PORTFOLIO | FIDELITY OVERSEAS FUND | FIDELITY MANAGED INCOME PORTFOLIO II | CORN PRODUCTS STOCK FUND | PARTICIPANT LOAN RECEIVABLE | TOTAL |
| Investment in mutual funds – at fair value | $ 914,400 | 565,512 | 657,303 | 233,190 | 314,558 | 206,046 | 234,859 | $ 3,125,868 |
| Employee contributions receivable | 16,066 | 10,710 | 12,773 | 4,129 | 7,833 | 1,367 | – | 52,878 |
| Employer contributions receivable | 1,503 | 940 | 1,283 | 409 | 680 | 105 | – | 4,920 |
| Net assets available for benefits | $ 931,969 | 577,162 | 671,359 | 237,728 | 323,071 | 207,518 | 234,859 | $ 3,183,666 |

**See accompanying notes to financial statements.**

Corn Products International, Inc.
Retirement Savings Plan for Hourly Employees

## Statement of Net Assets Available for Benefits
### *December 31, 2000*

| | Participant Directed | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Fidelity Magellan Fund | Fidelity Contrafund | Fidelity Growth & Income Portfolio | Fidelity Overseas Fund | Fidelity Managed Income Portfolio II | Corn Products Stock Fund | Participant Loan Receivable | Total |
| Investment in mutual funds -- at fair value | $ 893,250 | 586,935 | 585,428 | 268,351 | 198,806 | 130,279 | 265,051 | $ 2,928,100 |
| Employee contributions receivable | 14,490 | 9,781 | 10,290 | 4,056 | 4,227 | 1,184 | -- | 44,028 |
| Employer contributions receivable | 1,226 | 761 | 1,011 | 354 | 428 | 106 | -- | 3,886 |
| Net assets available for benefits | $ 908,966 | 597,477 | 596,729 | 272,761 | 203,461 | 131,569 | 265,051 | $ 2,976,014 |

**See accompanying notes to financial statements.**

Corn Products International, Inc.
Retirement Savings Plan for Hourly Employees

## Statement of Changes in Net Assets Available for Benefits

***Year ended December 31, 2001***

| | | |
|---|---|---|
| Additions to net assets attributed to : | | |
| Transfers between Corn Products retirement savings plans | $ | (82,212) |
| Investment income: | | |
| Dividends and interest | | 61,746 |
| Net realized and unrealized depreciation in fair value of investments | | (277,404) |
| | | (215,658) |
| Contributions: | | |
| Employee contributions | | 559,642 |
| Employer contributions | | 72,643 |
| Total additions | | 334,415 |
| Deductions from net assets attributed to : | | |
| Benefit payments, net of forfeitures | | 121,338 |
| Administrative expenses | | 5,425 |
| Total deductions | | 126,763 |
| Net increase | | 207,652 |
| Net assets available for benefits, beginning of year | | 2,976,014 |
| Net assets available for benefits, end of year | $ | 3,183,666 |

**See accompanying notes to financial statements.**

## Notes to Financial Statements

### 1. Description of Plan

**General**

The following brief description of the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the hourly employees of Corn Products International Inc. (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company was established to assume the operations of the corn refining business of Bestfoods, formerly CPC International Inc. (CPC or Bestfoods), and to effect the spin-off of the Company through the distribution of shares to the stockholders of Bestfoods. The Company maintains the Plan for the benefit of its eligible hourly employees and those eligible hourly employees of its affiliates who adopt the Plan. In connection with the spin-off of CPC's corn refining business, the Company, assumed sponsorship of a defined contribution plan maintained for the benefit of certain hourly employees, the terms of whose employment are governed by a collective bargaining agreement, entitled the Corn Products International Inc. Retirement Savings Plan for Hourly Employees.

The Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the plan.

**Contributions**

The Company makes a matching contribution to the Plan of an amount equal to 20% of the deferred contributions made by or on behalf of the participant that together do not exceed 4% of the participant's compensation for payroll period during a plan year. In addition, the Company shall make a service award contribution on behalf of each participant who has completed a specified number of years of service. Service award contributions are made in multiples of five, that is, for each five years of service, the participant shall receive a contribution equal to five times the Company's average stock trading price. Company matching contributions are 100% vested after five years of service. Service award contributions are always fully vested.

Participants may contribute up to between 1% and 15% of their compensation per pay period on a before-tax basis, subject to the limits imposed by the Internal Revenue Code ($10,500 for 2001). The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of the participants, their contributions are invested by the Trustee into the fund(s) that the participant has elected.

**Participant Accounts**

Individual account balances are maintained for each participant. Each participant is credited with participant's contribution and allocations of the Company's contribution and plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participants have a fully vested interest in all contributions made by them, and in the Plan's earnings/losses on those contributions at all times.

## Notes to Financial Statements, continued

### 1. Description of Plan, continued

**Participant Loans**
Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request, plus one percent. Loans are repaid through monthly payroll deductions and are reinvested into the participant's account according to the current investment election.

**Payment of Benefits**
Upon retirement, death or termination, the participant's benefit will be paid in a lump sum.

**Administrative Expenses**
Generally, fees of the Trustee and any other administrative expenses are paid by the Plan.

### 2. Summary of Significant Accounting Policies

***Basis of Presentation***

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

***Investment Valuation***

Investments held by the trust are stated at quoted market value. Securities held in mutual funds including U.S. Government obligations, bonds and common stocks, are valued at the quoted market price on December 31.

Participant loans receivable are valued at cost which approximates fair value.

***Investment Transactions and Investment Income***

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on an accrual basis.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

**Notes to Financial Statements, continued**

## 3. Investments

The Plan has seven investment options offered by the Trustee, the significant features of which are as follows:

***Fidelity Magellan Fund***
The Fidelity Magellan Fund is a diversified growth mutual fund. It seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of domestic and foreign companies.

***Fidelity Contrafund***
The Fidelity Contrafund is a growth mutual fund. It seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

***Fidelity Growth & Income Portfolio***
The Fidelity Growth & Income Portfolio is a growth and income mutual fund. It seeks long-term capital growth, current income, and growth by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

***Fidelity Overseas Fund***
The Fidelity Overseas Fund is a growth mutual fund that invests internationally. It seeks long-term growth of capital through investment in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments.

***Fidelity Freedom 2040 Fund***
The Fidelity Freedom 2040 Fund is a an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2040 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

***Fidelity Managed Income Portfolio II***
The Fidelity Managed Income Portfolio II is a stable value fund. It seeks to provide preservation of capital and a competitive level of income over time through the purchase of contracts issued by insurance carriers and banks.

***Corn Products Stock Fund***
The fund maintains investments primarily in the common stock of the Company.

## 4. Other Investment Information

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Fidelity Magellan Fund | $ 931,969 | $ 908,966 |
| Fidelity Contrafund | 577,162 | 597,477 |
| Fidelity Growth & Income Portfolio | 671,359 | 596,729 |
| Fidelity Overseas Fund | 237,728 | 272,761 |
| Fidelity Managed Income Portfolio II | 323,071 | 203,461 |
| Corn Products Stock Fund | 207,518 | 131,569 |

**Notes to Financial Statements, continued**

## 5. Related Party Transactions

The Plan allows participants to invest their account balances in shares of certain mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $5,425 for the year ended December 31, 2001.

The Plan also allows participants to invest their account balances in shares of Corn Products International common stock. These transactions also qualify as party-in-interest transactions.

## 6. Plan amendments

During 2001, the Plan was amended to conform with legislative changes collectively referred to as "GUST" (General Agreement on Tariffs and Trade/Uruguay Round Agreements Act; Uniformed Services Employment and Reemployment Rights Act of 1994; Small Business Job Protection Act of 1996; Taxpayer Relief Act of 1997, and Internal Revenue Service Restructuring and Reform Act of 1998).

Also during 2001, the Plan was amended to conform with the Economic Growth and Tax Relief Reconciliation Act of 2001.

## 7. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter issued August 27, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

## 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.

Schedule 1

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
*December 31, 2001*

| (a) | (b) Identity of Issuer, Borrower, Lessor, or Similar Party | ( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | | (e) Current value |
|---|---|---|---|---|
| | Mutual Funds: | | | |
| * | Fidelity Magellan Fund | 8,740 units | $ | 914,400 |
| * | Fidelity Contrafund | 13,176 units | | 565,512 |
| * | Fidelity Growth & Income Portfolio | 17,514 units | | 657,303 |
| * | Fidelity Overseas Fund | 8,449 units | | 233,190 |
| * | Fidelity Managed Income Portfolio II | 313,109 units | | 314,558 |
| | Common stock - | | | |
| * | Corn Products Stock Fund | 25,586 units | $ | 206,046 |
| | Participant loans | Loans bearing interest at 9.5% | $ | 234,859 |

* - denotes a party-in-interest to the Plan

See accompanying independent auditors' report.

**Schedule 2**

## Schedule of Changes in Net Assets Available for Benefits by Fund

*Year ended December 31, 2001*

| | PARTICIPANT DIRECTED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Fidelity Magellan Fund | Fidelity Contrafund | Fidelity Growth & Income Portfolio | Fidelity Overseas Fund | Fidelity Managed Income Portfolio II | Corn Products Stock Fund | Participant Loan Receivable | Total |
| Additions to net assets attributed to : | | | | | | | | |
| Transfers between Corn Products retirement savings plans | $ (24,919) | (29,898) | (10,270) | (7,746) | (1,032) | (820) | (7,527) | $ (82,212) |
| Investment income: | | | | | | | | |
| Dividends and interest | 16,279 | 6,767 | 17,411 | 3,033 | 17,952 | 304 | – | 61,746 |
| Net realized and unrealized (depreciation) appreciation in fair value of investments | (114,345) | (75,367) | (71,626) | (54,710) | – | 38,644 | – | (277,404) |
| Contributions: | | | | | | | | |
| Employee contributions | 178,830 | 114,510 | 132,941 | 46,643 | 70,693 | 16,025 | – | 559,642 |
| Employer contributions | 15,607 | 9,983 | 12,681 | 4,263 | 6,247 | 23,862 | – | 72,643 |
| Total additions | 71,452 | 25,995 | 81,137 | (8,517) | 93,860 | 78,015 | (7,527) | 334,415 |
| Deductions from net assets attributed to : | | | | | | | | |
| Benefit payments, net of forfeitures | 30,247 | 20,339 | 31,823 | 10,963 | 9,450 | 10,782 | 7,734 | 121,338 |
| Administrative expenses | 381 | 469 | 1,876 | 86 | 1,988 | 625 | – | 5,425 |
| Total deductions | 30,628 | 20,808 | 33,699 | 11,049 | 11,438 | 11,407 | 7,734 | 126,763 |
| Transfers between funds, net | (17,821) | (25,502) | 27,192 | (15,467) | 37,188 | 9,341 | (14,931) | – |
| Net increase (decrease) | 23,003 | (20,315) | 74,630 | (35,033) | 119,610 | 75,949 | (30,192) | 207,652 |
| Net assets available for benefits, beginning of year | 908,966 | 597,477 | 596,729 | 272,761 | 203,461 | 131,569 | 265,051 | 2,976,014 |
| Net assets available for benefits, end of year | $ 931,969 | 577,162 | 671,359 | 237,728 | 323,071 | 207,518 | 234,859 | $ 3,183,666 |

See accompanying independent auditors' report.



**Consent of Independent Auditors**

The Board of Directors
Corn Products International, Inc.:

We consent to incorporation by reference in the Registration Statements (No. 333-43479, 333-43525, 333-71573, 333-75844 and 333-33100) on Form S-8 of Corn Products International, Inc. of our report dated June 3, 2002, relating to the financial statements of the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees as of December 31, 2001 and 2000, and for the year ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of Corn Products International, Inc. Retirement Savings Plan for Hourly Employees.

KPMG LLP

Chicago, Illinois
June 21, 2002

